                                                                                                                                                                              Exhibit 99.2

Letter from the German Secretary of Transport, Building and Housing to the members of the Toll Collect consortium, dated February 17, 2004

(convenience translation)

[Letterhead of Dr. Stolpe, German Secretary of Transport, Building and Housing]

Truck toll in Germany

Berlin, February 17, 2004

Gentlemen,

The Toll Collect consortium presented a proposal on January 27, 2004 which is unacceptable to the German Federal Government in technical, legal and economic terms. This is also the view of the Parliamentary Budget Committee and of the Parliamentary Committee for Transport, Building and Housing.

The project plan submitted by the consortium implies a delay in toll collection of 28 months compared with the operating agreement. The resulting financial loss to the Federal Republic of Germany amounts to approximately €6.5 billion.

In view of this situation, the Federal Office for Goods Transportation will serve you with notification of termination of the operating agreement.

The Federal Republic of Germany will claim all applicable damages and penalties arising from guarantee liability pursuant to Letter S of the operating agreement. The settlement of these claims should be initiated with the responsible court of arbitration in the near future. The possibility of referring the matter to a conciliation committee will be waived.

However, I see the possibility that the termination can be avoided if the consortium agrees to the demands of the Federal Republic of Germany as listed in the appendix to this letter and discussed on February 16/17, 2004.

I hope the consortium fulfills these expectations in order to reach an amicable solution in the interests of Germany as a location for industry and innovation.

Sincerely yours,

Manfred Stolpe

Appendix to the letter from Secretary Dr. Stolpe to the members of the consortium

Demands of the Federal Republic of Germany

•         The technical risks inherent in the two-step model proposed by the consortium are to be eliminated as far as possible. This means, among other things:

-                    a sufficient timeframe for the achievement of milestones;

-                    full market supply of on-board units as of system start OBU 1 (at least 500,000 OBUs);

-                    Toll Collect quality management and contractual project controlling of the joint venture

•         We expect significantly higher penalties from the consortium, expressing the consortium’s confidence in the technical functionality of the system.

•         The consortium withdraws the far-reaching proposed contractual amendments which are to the disadvantage of the Federal Republic of Germany. This means: no exclusion of liability with OBU 1, sufficient liability with OBU 2, reduced compensation in the case of reduced performance, retention of cost capping, no future contract termination option.

•         If the consortium is not prepared to declare and demonstrate the functionality of the system as described above, the consortium must propose an alternative transitional solution in order to minimize losses. Subcontractors can be used for this purpose.